EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Tel: (604) 687-4622  Fax: (604) 687-4212

INFORMATION CIRCULAR

(As at August 4, 2009, except as indicated)

Emgold Mining Corporation (the Company") is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general and special meeting (the "Meeting") of the Company to be held on September 18, 2009, and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favor of the matters specified in the Notice of Meeting and in favor of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares ("Shares") and an unlimited number of First Preference Shares of which 3,948,428 Preference Shares have been designated Series A First Preference Shares (the "Series A Preference Shares").  As at August 4, 2009, there were 162,634,642 Shares and 3,948,428 Series A Preference Shares issued and outstanding.

The holders of Shares are entitled to one vote for each Share held. The holders of Series A Preference Shares are also presently entitled to one vote for each Series A Preference Share held. Only holders of record of Shares and Series A Preference Shares at the close of business on August 4, 2009, will be entitled to receive notice of and to vote at the Meeting.

Holders of the Series A Preference Shares are not restricted from participating if a take-over bid is made for the Shares, where the terms of the bid extend to the Series A Preference Shares. The percentage of the aggregate voting rights attached to the Series A Preference Shares is 2.37%.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an Audit Committee.  The Company also has a Corporate Governance and Compensation Committee ("CGCC") and a Health, Safety and Environmental Committee.  Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares Beneficially Owned, Controlled or, Directed, Directly or Indirectly (1)
David G. Watkinson (4) California, USA President, Chief Operating Officer & Director	President, Chief Operating Officer and Director of the Company	Since October 16, 2007	188,000
Sargent H. Berner British Columbia, Canada Co-Chairman, Chief Executive Officer & Director	Businessman; President of Kent Avenue Consulting Ltd.	Since May 30, 1991	439,668
Kenneth R. Yurichuk(2)(3)(4) Ontario, Canada Co-Chairman, Chief Financial Officer & Director	Partner, Bobot & Yurichuk LLP, Chartered Accountants	Since June 22, 2006	50,000
William J. Witte (4) British Columbia, Canada Director	Businessman and Mining Consultant; President and CEO of Golden Bear Ceramics Company (the Company’s wholly-owned U.S. subsidiary)	Since June 16, 1999	575,040
Stephen J. Wilkinson (2)(3) British Columbia, Canada Director	Chief Executive Officer of ValGold Resources Ltd.; Chairman of NovaDX Ventures Corp.; Chairman of HMZ Metals Inc.; Chief Executive Officer and Director of NXA Inc.	Since July 25, 2007	Nil

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 4, 2009, based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such Shares are held directly.

(2)

Member of the Audit Committee.

(3)

Member of the CGCC.

(4)

Member of the Health, Safety & Environmental Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Except as set out below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stephen J. Wilkinson is the Chairman and Lead Director of HMZ Metals Inc. ("HMZ"), a metals company listed for trading on CNQ (Canadian National Stock Exchange).  HMZ has been operating under a Management Cease Trade Order announced April 18, 2006, which order was sought by the management of HMZ pursuant to the late filing of financial statements and the discovery of unauthorized transfers of funds by HMZ’s Chinese joint venture partner. In May 2009, the British Columbia Securities Commission (the "BCSC"), the Ontario Securities Commission, the Manitoba Securities Commission and Autorité des marchés financiers issued cease trade orders against HMZ for failing to file audited financial statements for its financial year ended December 31, 2008 and related Management's Discussion and Analysis as required by National Instrument 51-102.

Stephen J. Wilkinson, William J. Witte and Sargent H. Berner are directors of ValGold Resources Ltd. ("ValGold").  In November 2008, the ValGold determined that it would not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the "Required Filings"), by the prescribed filing deadline of November 28, 2008, and applied to the BCSC and, on December 9, 2008, was granted a Management Cease Trade Order ("MCTO"), pursuant to National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults .

The MCTO prohibited trading in securities of ValGold, whether direct or indirect, by:

1.

ValGold’s Chief Executive Officer;

2.

ValGold’s Chief Financial Officer; and

3.

the members of the board of directors of ValGold or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to ValGold that has not been generally disclosed.

On January 27, 2009, ValGold completed the Required Filings and on January 28, 2009, the Executive Director of the BCSC ordered that the MCTO be revoked.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer
William J. Witte	Director of ValGold Resources Ltd.
Sargent H. Berner

Director of:  Aurizon Mines Ltd., CSCRF 2005 No. 1, 2006 No.1 and 2006 No.2 Limited Partnerships, Cream Minerals Ltd., Sultan Minerals Inc., ValGold Resources Ltd., NovaDX Ventures Corp., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Enterprise Energy Resources Inc., [name change from Bordeaux], Cap-Link Ventures Ltd.,  Pacific Ridge Exploration Ltd. and Magnate Ventures Inc.

Kenneth R. Yurichuk

Director of:  Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc., ValGold Resources Ltd. and NovaDX Ventures Corp.

Director or executive officer of an insider of:  Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Explore 2006 – IFT Limited Partnership and Mavrix Resource Fund 2004 Limited Partnership.

Stephen J. Wilkinson

Director of:  NovaDX Ventures Corp. and HMZ Metals Inc.; Director and  executive officer of ValGold Resources Ltd. and NXA Inc.; Director and executive officer of the General Partners  of  Canadian Small Cap Resource Fund ("CSCRF") 2005 No.1, CSCRF 2006 No.1 and No.2, and CSCRF 2007 No. 1 and No. 2 Limited Partnerships And Faircourt CSCRF 2008 No. 1 Limited Partnership.

David G. Watkinson	None

EXECUTIVE COMPENSATION

Compensation and Discussion Analysis

Compensation Objectives and Principles

The primary goal of the Company’s executive compensation program is to attract and retain the key executives necessary for the Company’s long term success, to encourage executives to further the development of the Company and its projects, and to motivate top quality and experienced executives to build shareholder value.  The key elements of the executive compensation program are base salary and incentive stock options.  Bonuses are considered on a case by case basis.  The Company has no significant revenues from operations and often operates with limited financial resources.  As a result, stock options are an important element of executive compensation.

Compensation of Directors and NEOs

The CGCC has responsibility for reviewing compensation for the Company’s directors and senior management.  The CGCC makes recommendations to the Board which then has the power to approve or reject the compensation.

To determine compensation payable, the CGCC reviews compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the CGCC annually reviews the performance of the NEOs in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives and financial resources.

Option Based Awards

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company’s directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay.  The Company’s Stock Option Incentive Plan is administered by the board of directors with advice and recommendations of the CGCC.  Executives who are also directors do not participate in the deliberations or recommendations of the CGCC.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, the principal considerations are the importance of the executive to the Company’s operations and objectives, the contribution of that individual in achieving the Company’s objectives, previous grants of options to the individual and other executives, and the overall number of options that are outstanding relative to the number of outstanding common shares.

See "Incentive Plan Awards - Outstanding Option-Based Awards" below.

Benefits and Perquisites

In general, the Company will provide a specific benefit or perquisite only when it provides competitive value, promotes retention of executives and is a benefit that the Company can sustain given its limited financial resources.  The limited perquisites the Company provides its executives include a corporate vehicle.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" which came into force on December 31, 2008 (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on December 31, 2008 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the Chief Executive Officer and the Chief Financial Officer), as at December 31, 2008 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2008, is as set out below:

					Non-Equity Incentive Plan Compensation(3) ($)
Name and Principal Position Held During Fiscal 2008	Year	Salary(1)(4) ($)	Share-Based Awards ($)	Option-Based Awards(9) (Cdn$)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value ($)	All Other Compensation(2) (US$)	Total Compensation(3) (US$)
Sargent H. Berner Co-Chairman and Co-CEO	2008	NIL	NIL	NIL	NIL	NIL	NIL	79,175(7)	79,175
Kenneth R. Yurichuk Co-Chairman and Co-CEO	2008	NIL	NIL	NIL	NIL	NIL	NIL	72,128(8)	72,128
Shannon M. Ross(5) Chief Financial Officer	2008	Cdn9,934	NIL	NIL	NIL	NIL	NIL	Cdn12,500	Cdn22,434
Jonathan L. Fogg(5) Chief Financial Officer	2008	109,615	NIL	96,168	NIL	NIL	NIL	3,600	US113,215 and Cdn96,168
David G. Watkinson President & COO	2008	185,000	NIL	60,105	NIL	NIL	NIL	22,374	US207,374 and Cdn60,105(6)

Notes:

(1)

Includes the dollar value of cash and non cash base salary earned during a financial year covered.

(2)

Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company in 2008 on behalf of the NEOs.

(3)

These amounts include all amounts set out in table form for each NEO.

(4)

Represents apportioned amount of salary and benefits as charged to the Company through Quorum Management and Administrative Services Inc. See "Management Contracts".

(5)

Effective April 7, 2008, Ms. Ross resigned as the Company’s CFO and Mr. Fogg was appointed as the Company’s new CFO.

(6)

In Canadian Dollars, related to the option-based awards

(7)

Consulting fees of $79,175 were paid or are payable directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(8)

Consulting fees of $72,128 were paid or are payable directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(9)

Grant date fair value based on Black-Scholes-Merton model and the following assumptions: Volatility: 78%, Expected life: 4.0 years; Risk free rate: 3.6%; Market value for each option: $0.20 (all in Canadian dollars)

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2008, for each NEO:

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	65,000	0.10	12-Oct-2011	NIL	N/A	N/A
	180,000	1.00	19-Nov-2013	NIL	N/A	N/A
	150,000	0.90	12-July-2014	NIL	N/A	N/A
	1,500,000	0.15	11-Dec-2012	NIL	N/A	N/A
Kenneth R. Yurichuk	150,000	0.29	22-Nov-2011	NIL	N/A	N/A
	1,500,000	0.15	11-Dec-2012	NIL	N/A	N/A
Shannon M. Ross	250,000	1.00	19-Nov-2013	NIL	N/A	N/A
	200,000	0.90	12-July-2014	NIL	N/A	N/A
	250,000	0.15	11-Dec-2012	NIL	N/A	N/A
Jonathan L. Fogg	800,000	0.20	12-May-2013	NIL	N/A	N/A
David G. Watkinson	150,000	0.29	22-Nov-2011	NIL	N/A	N/A
	1,000,000	0.15	11-Dec-2012	NIL	N/A	N/A
	500,000	0.20	12-May-2013	NIL	N/A	N/A

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.05 per share on December 31, 2008.

(2)

The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2008, for each NEO:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Sargent H. Berner	NIL	N/A	N/A
Kenneth R. Yurichuk	NIL	N/A	N/A
Shannon M. Ross	NIL	N/A	N/A
Jonathan L. Fogg	NIL	N/A	N/A
David G. Watkinson	NIL	N/A	N/A

Note:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

Discussion

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for stock options granted to employees is determined based on estimated fair values of the stock options at the time of grant using the Black-Scholes option pricing model.  The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage.  For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

See "Securities Authorized for Issuance Under Equity Compensation Plans" for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Pension Plan Benefits

Defined Benefit Plan or Defined Contribution Plan

The Company has no pension plans for NEOs that provide for payment or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plans for NEOs.

Termination and Change in Control Benefits

1.

The Company and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities, with the exception of the contract between David G. Watkinson and the Idaho-Maryland Mining Corporation, which  provides for payment to Mr. Watkinson of a minimum severance allowance equivalent to six (6) month’s salary in the event of termination by the Company without cause, or in certain circumstances in the event of a change in effective control of the company as a result of a  takeover, merger or similar transaction.  As at December 31, 2008, the estimated incremental payments payable and benefits to which Mr. Watkinson will be entitled, if a triggering event occurred as at that date are $92,500.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.  The board of directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to review and recommendation by the CGCC.  The Co-Chairmen, who also serve as directors of the Company, received or are entitled to compensation for services through consulting contracts. See "Summary Compensation Table".  The independent directors, Robin A. W. Elliott and Stephen J. Wilkinson each received or are entitled to Cdn$10,000 quarterly in director fees.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William J. Witte	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robin A. W. Elliott	40,000(1)	NIL	NIL	NIL	NIL	NIL	40,000(1)
Stephen J. Wilkinson	40,000(1)	NIL	NIL	NIL	NIL	NIL	40,000(1)

Note:

(1)

Canadian Dollars.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(2) ($)
William J. Witte	150,000	0.25	11-June-2009	NIL	N/A	N/A
	100,000	0.10	12-Oct-2011
	600,000	1.00	19-Nov-2013
	200,000	0.90	12-July-2014
	250,000	0.15	11-Dec-2012
Robin A. W. Elliott	150,000	0.29	22-Nov-2011	NIL	N/A	N/A
	500,000	0.15	11-Dec-2012
Stephen J. Wilkinson	50,000	1.00	19-Nov-2013	NIL	N/A	N/A
	10,000	0.90	12-July-2014
	1,000,000	0.15	11-Dec-2012

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.05 per share on December 31, 2008.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards - Value vested during the year(1)(2) ($)	Share-based awards - Value vested during the year(3) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
William J. Witte	NIL	N/A	N/A
Robin A. W. Elliott	NIL	N/A	N/A
Stephen J. Wilkinson	NIL	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.  There were no options granted to non-NEO directors during fiscal 2008.

(3)

The Company does not have any Share Based or Non-Equity Incentive Plans.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(2)	14,552,500	$0.36	1,199,464
Equity compensation plans not approved by security holders	NIL	N/A	NIL
Total	14,552,500	N/A	1,199,464

Notes:

(1)

The only "equity compensation plan" in place is the Company’s stock option plan.  See "Option Based Awards" above.

(2)

As at December 31, 2008.

The board of directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the TSX Venture Exchange and the shareholders of the Company and ratified by shareholders at the Company's 2008 Annual General Meeting.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the Optionee (as defined below) is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Options are exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSX Venture Exchange.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the board of directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

At December 31, 2008 a total of 15,751,964 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"), of which 14,552,500 were the subject of outstanding grants under the plan at December 31, 2008.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at August 4, 2009, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director, executive officer or who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding shares of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out under "Executive Compensation", "Director Compensation", "Management Contracts" and below:

The Term Sheet described under "Particulars of Other Matters to Be Acted Upon – Consolidation of Common Shares" contemplates the sale by certain Emgold shareholders (each referred to herein as a "Vendor") to Dunn Capital (hereinafter defined) of all of each such Vendor’s common shares of the Company.  As at the date of the Term Sheet, to the Company’s knowledge the Vendors collectively owned approximately 18.6% of the Company’s outstanding common shares.  Consequently, Dunn Capital could become an ‘informed person’ of the Company if it purchases and continues to hold a sufficient number of Emgold shares from the Vendors.  The Equity Line to be provided by Dunn Capital is conditional upon, among other things, completion of the Consolidation described under "Particulars of Other Matters to be Acted Upon – Consolidation of Outstanding Common Shares" and regulatory approval.  As a result of the foregoing, Dunn Capital may be considered to have a material interest in the Interim Financing, the Equity Line and the Consolidation.  It also has a material interest in the proposed resolution to approve the potential change of control that could result from the issuance of shares under the Equity Line.

See also "Particulars of Other Matters to be Acted Upon - Consolidation of Outstanding Common Shares" and "Particulars of Other Matters to be Acted Upon - Potential Change of Control".

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia  V6C 3S7, are the auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

In the year ended December 31, 2008, $374,520 in management, administrative, geological and other services were provided to the Company by Quorum Management and Administrative Services Inc. ("Quorum"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  Quorum provides services on a cost-recovery basis and therefore retains nominal profits.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of six directors, two of whom are independent based upon the tests for independence set forth in National Instrument 52-110 ("NI 52-110").  Robin A. W. Elliott and Stephen J. Wilkinson are independent.  William J. Witte in not independent as he is an officer of a wholly owned subsidiary of the Company.  Sargent H. Berner, Kenneth R. Yurichuk and David G. Watkinson are not independent as they are all officers of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors held several informal meetings without the presence of the Chair and President during the year ended December 31, 2008.  The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present.  The Company's auditors, legal counsel and employees may be invited to attend.  The Audit Committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.  The independent directors exercise their responsibilities for independent oversight of management through the CGCC.  The board has appointed Stephen J. Wilkinson as Chairman of the CGCC to assist the Board in being effective, cohesive and independent from management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

In the year ended December 31, 2008, six (6) Board meetings were held.  The attendance record of each director at the Board meetings held in 2008 is as follows:

Name of Director	No. of Board Meetings
William J. Witte	5
Sargent H. Berner	6
Kenneth R. Yurichuk	5
Robin A. W. Elliott	4
David G. Watkinson	6
Stephen J. Wilkinson	5

Board Mandate

The Board has adopted a board of directors Mandate, the text of which is attached as Schedule "A" to this Information Circular.

Position Descriptions

The board has adopted position descriptions for the Chair of the Board the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

a Board Manual which provides information respecting the functioning of the board of directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company, technical reports and internal financial information;

3.

access to management and technical experts and consultants; and

4.

information regarding a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The board views good corporate governance as essential to the success of the Company and meeting its responsibilities to shareholders.

The board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.emgold.com and under the Company's profile at www.sedar.com.  The board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the CGCC.  The CGCC also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The members of the CGCC are Stephen J. Wilkinson, Kenneth R. Yurichuk and Robin A. W. Elliott.  The CGCC has responsibility for identifying potential Board candidates.  The CGCC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The CGCC has responsibility for reviewing compensation for the directors and senior management.

To determine compensation payable, the CGCC reviews compensation paid for directors and senior officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the CGCC annually reviews the performance of the senior officers  in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit Committee and CGCC the Company has a Health, Safety and Environmental Committee which monitors compliance with environmental and safety standards and sets environmental and safety policy.

Assessments

The board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the CGCC on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility.  The board considers the Audit Committee essential to the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be independent directors.

The Audit Committee's Charter

Mandate

The primary function of the Audit Committee is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Audit Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise.  All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full board of directors, the members of the Audit Committee may designate a Chair by a majority vote of the full committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the board of directors and the Audit Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full board of directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Robin A. W. Elliott	Independent(1)	Financially Literate(1)
Stephen J. Wilkinson	Independent(1)	Financially Literate(1)
Kenneth R. Yurichuk	Not Independent (1)	Financially Literate(1)

(1)

As defined by NI 52-110.

Relevant Education and Experience

Robin A. W. Elliott is a founder and Senior Partner of Manning Elliott LLP, Chartered Accountants and has been with the firm since 1975. Mr. Elliott has more than thirty years of accounting experience, primarily with small to medium-sized, owner-managed businesses and family holding and investment companies. Over the years, he has been on several committees related to the Institute of Chartered Accountants of British Columbia, including the Discipline Tribunal, Professional Liability Task Force, FCA Nominating, Regulatory Policy, Professional Development, and is a past President (2003) of the Institute. He is currently a member of a National Committee for professional liability insurance and was elected a Fellow in 1991. He is also a member of the Trust and Estate Practitioners Society, the Canadian Tax Foundation and the Institute of Corporate Directors (and is on the executive of the BC chapter). Mr. Elliott received his Chartered Accountant designation in 1969, and holds a Bachelor of Commerce degree from the University of British Columbia (1965).

Stephen J. Wilkinson is President and Chief Executive Officer of ValGold Resources Ltd. and Chairman of NovaDX Ventures Corp., a publicly traded junior merchant banking company specializing in raising capital and providing advisory services to early-stage junior resource companies.  Mr. Wilkinson was President, Chief Executive Officer and Director of Northern Orion Explorations Ltd. during its successful restructuring over the period from 1999 to 2002 and from 1996 to 1999, he was the Vancouver based mining analyst for RBC Dominion Securities Inc., responsible for small capitalization and gold and base metal companies.  Mr. Wilkinson holds an MBA from Clarkson University, Potsdam New York, a M.Sc. (Geology) from Carleton University and B.Sc. (Geology) from the University of Western Ontario.

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Mavrix Fund Management Inc. and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He provides consulting services through his company 759924 Ontario Ltd., a private company.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 ("De Minimis Non-audit Services") or an exemption from NI 52-110 in whole or in part granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008	$63,375	$7,500	$11,100	$640 (CPAB)
2007	$58,948	$7,949	$12,250	$400 (CPAB)

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Approval and Ratification of 10% Rolling Stock Option Plan

The board of directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the TSX Venture Exchange and the shareholders of the Company and ratified yearly by shareholders at the Company's annual general meetings.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED that the Company approve and ratify the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive for performance, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSX Venture Exchange.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the board of directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting and a copy may be obtained by request prior to the Meeting from the Corporate Secretary at (604) 687-4622.

The resolution requires the affirmative vote of a simple majority of votes cast on the resolution at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

(b)

Consolidation of Outstanding Common Shares

On July 23, 2009, the Company settled a non-binding term sheet (the "Term Sheet") with respect to a proposed equity line financing ("Equity Line") to be provided by 16339365 Ontario Corporation, doing business as Dunn Capital Partners ("Dunn Capital") of 1150 - 45 O’Connor Street, Ottawa, Ontario KIA IA4.  The Term Sheet provides that Dunn Capital would commit to subscribe for newly issued common shares of Emgold to a value of up to CDN$6.0 million as and when Emgold draws on the Equity Line.  The Equity Line is subject to a number of conditions, one of which is the implementation of the Consolidation more particularly described below.

If all of the conditions of the Equity Line are satisfied, the Company intends to use the proceeds of the Equity Line to finance Emgold’s ongoing business operations and for advancing the permitting of the Idaho-Maryland Mine.

Additional information relating to the Equity Line and related transactions (the "transactions") is contained in a Material Change Report dated July 23, 2009, filed under the Company’s profile at www.sedar.com.

Proposed Equity Line Terms

It is proposed that the Equity Line will be available for draw down by Emgold in tranches, over a period of 24 months.  Prior to the initial draw down, Emgold would be required to effect a consolidation of its issued and outstanding common shares, on the basis of ten (10) common shares, as presently constituted, for one (1) post-consolidated common share (the "Consolidation").  Emgold is also required to file and obtain a receipt for a short form prospectus in all jurisdictions of Canada other than Quebec, to qualify for sale to the public the shares issuable under the Equity Line.  The Equity Line is subject to a number of other conditions including but not limited to definitive documentation, all necessary regulatory approvals, and other conditions typical in commercial loan transactions.

Dunn Capital will be entitled to a commitment fee equal to two and a half percent (2.5%) of the aggregate amount of the Equity Line and the proceeds of a related convertible loan financing of up to $2.5 million to be undertaken by the Company.  The commitment fee will be payable in Emgold common shares valued at the volume weighted average price of the Company’s common shares ("VWAP") on the TSX Venture Exchange for the five (5) trading days prior to the initial drawdown under the Equity Line.

Finder’s fees are payable to an arm’s length third party in connection with the transactions.  The finder’s fee payable in connection with the Equity Line is approximately $245,000, representing approximately 4% of the amount available for drawdown under the Equity Line.  The Company will also be responsible for reasonable legal fees of the parties to the transactions.

Under the Company's Articles, the Company may by special resolution, alter its Memorandum (now  its Notice of Articles) to consolidate all or any of its shares with the consent of the holders of the class of shares which is subject of or affected by such alteration.

Holders of Shares and holders of Series A First Preference Shares voting as a class will be asked to approve a special resolution (the "Consolidation Resolution"), substantially in the form and content set out below, pursuant to which the directors will have the authority, subject to receipt of all necessary regulatory approvals, to effect the Consolidation. If approved by the shareholders, the acceptance of the TSX Venture Exchange will also be required prior to implementation of the Consolidation.

The Consolidation Resolution permits the directors, without further approval by the shareholders, to choose not to proceed with the Consolidation if, in the discretion of the directors, that should be deemed desirable.

Under the Business Corporations Act (British Columbia), shareholders do not have dissent rights with respect to the proposed Consolidation.

Effect on Fractional Shareholders

If the Consolidation is approved and implemented, no fractional shares will be issued if, as a result of the Consolidation, a registered shareholder would otherwise become entitled to a fractional share.  Instead, any fractional share interest of 0.50 or higher will be rounded up to one whole common share, and any fractional share interest of 0.49 or lower will be cancelled.

Effect on Convertible Securities and Stock Options

If the Consolidation is approved and implemented, the exercise price and the number of Shares issuable under any outstanding common share purchase warrants, stock options and any other similar securities, will be proportionately adjusted in accordance with the terms of such securities, based on the consolidation ratio.

Effect on Series A First Preference Shares

The Series A First Preference Shares are convertible into Shares at the rate of one Share for every four (4) Series A First Preference Shares.  Subject to certain conditions the holders of Series A First Preference Shares are entitled to receive notices of and to vote at annual and special meetings of the Company on the basis of one vote in respect of each Series A First Preference Share held.  All outstanding Series A First Preference Shares are currently held by a former director and officer of the Company (the "Series A Shareholder").  The Series A Shareholder has agreed to an amendment of the Special Rights and Restrictions attached to the Series A First Preference Shares to adjust the voting and conversion rights of the Series A First Preference Shares in such a manner that the Voting rights attached to such shares will be consolidated on basis of the consolidation ratio and the Company has agreed, subject to shareholder approval, that the conversion rights attached to the Series A First Preference Shares will be adjusted so that the shares will be convertible into common shares on the basis of one (1) post Consolidation common share for each  Series A First Preference Share.  Other rights and restrictions attaching to the Series A First Preference Shares will remain unchanged:  See  "(d) Amendment of Conversion Ratio for Series A First Preference Shares".

Recommendation of Management

Dunn Capital has made completion of the Consolidation a condition of providing the Equity Line.  Irrespective of whether the Equity Line proceeds, however, Emgold management believes that the Consolidation is necessary in any event for the survival and growth of the Company and its ability to obtain additional required financing.  Management therefore recommends that Shareholders vote in favour of the following special resolution (the "Consolidation Resolution"):

"BE IT RESOLVED as a special resolution of shareholders, that:

1.

subject to receipt of all necessary regulatory approvals, the directors be and are hereby authorized to take such actions as are necessary to consolidate all of the issued and outstanding common shares of the Company on the basis of one (1) new fully paid post-consolidation common share without par value for every ten (10) fully paid pre-consolidation common shares without par value (the "Consolidation");

2.

in the event that the Consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and any fractional share interest of 0.50 or higher will be rounded up to one whole share and any fractional share interest of 0.49 or lower will be cancelled;

3.

notwithstanding the foregoing authorization, the board of directors may, at its discretion, determine when the Consolidation will take place and may further, at its discretion, determine not to effect the Consolidation, in each case without requirement for further approval, ratification or confirmation by the shareholders of the Company; and

4.

Any one director or officer of the Company, be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Emgold to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing."

In order to pass the Consolidation Resolution, 66 2/3% of the votes cast in person or by proxy on said resolution at the Meeting must be voted FOR the Consolidation Resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Consolidation Resolution.

(c)

Potential Change of Control

Pursuant to and assuming drawdown of the entire CDN$6.0 million Equity Line and issuance of common shares in consideration therefor at an average issue price of $0.08 per share (or $0.80 post-consolidation) and assuming that Dunn Capital retains shares acquired pursuant to the transactions described under "Interests of Informed Persons in Material Transactions" above and no other issuances of securities by the Company, Dunn Capital could hold up to approximately 43.9% of the issued and outstanding Shares, resulting in the creation of a new control position in the Company.  This potential new control position requires shareholder approval under the policies of the TSX Venture Exchange.

At the time the Term Sheet was entered into Dunn Capital was at arm's length to the Company and Dunn Capital advised the Company that that it did not hold any other securities of the Company.  Dunn Capital has also advised the Company that it is not its intention to acquire operating or management control of the Company in connection with its investment.

A change of control, as defined by TSX Venture Exchange policies, means after giving effect to a contemplated transaction and as a result of such transaction:

•

any one person holds a sufficient number of the voting shares of the Company to affect materially the control of the Company; or

•

any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of the voting shares of the Company to affect materially the control of the Company,

Where such person or combination of persons did not previously hold a sufficient number of voting shares to affect materially the control of the Company. In the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company, is deemed to materially affect the control of the Company.

In order to satisfy the requirements of the TSX Venture Exchange, shareholders will be asked at the meeting to consider and, if thought fit, to approve and adopt the following ordinary resolution:

"BE IT RESOLVED, as an ordinary resolution of shareholders, that:

1.

a "change of control", as defined by TSX Venture Exchange policies, of the Company in the event of and upon the acquisition of a control position in the Company by Dunn Capital Partners is hereby  approved and ratified;

2.

any director or officer of the Company is authorized to execute and file such documents and take such further action, that may be necessary in connection with the foregoing resolutions; and

3.

the board of directors is hereby authorized, in its sole discretion to effect such resolution as and when the board sees fit, subject to receipt of all necessary regulatory approvals."

In order to pass the above resolution, a simple majority of disinterested votes cast in person or by proxy must be voted FOR the resolution.  Shares of the Company held by Dunn Capital and its associates and affiliates shall be excluded from the calculation when determining majority approval.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the potential change of control resolution.

(d)

Amendment of Conversion Ratio for Series A First Preference Shares

In consideration for additional financial assistance provided to the Company by the present holders of the Series A First Preference Shares, the Company agreed to use its best efforts to obtain all required shareholder and regulatory approvals to amend the terms of the shares by changing the conversion ratio from one (1) common share (pre-Consolidation) for each Series A First Preference Share, to one (1) post-Consolidation common share for each Series A First Preference Share.  Accordingly, shareholders will be asked to consider, and if thought fit to pass, the following resolution at the meeting:

"BE IT RESOLVED  as a Special Resolution of the shareholders that:

1.

the rights attached to the issued and outstanding Series A First Preference Shares of the Company by amended by changing the conversion ratio for the exchange of First Preference Shares into Common Shares from one (1) common share (pre-Consolidation) for four Series A First Preference Shares, to one (1) post-Consolidation common share for each Series A First Preference Share;

2.

the directors be and are hereby authorized to take all such actions as may be necessary to effect the revision to the conversion ratio described above;

3.

notwithstanding the foregoing authorization, the board of directors may, at its discretion, determine when the revision will take place and may further, at its discretion, determine not to effect the revision, in each case without requirement for further approval, ratification or confirmation by the shareholders of the Company; and

4.

any one director or officer of the Company, be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Emgold to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing."

In order to pass the Amendment Resolution, 66 2/3% of the votes cast in person or by proxy on said resolution at the Meeting must be voted FOR the Resolution.

The directors recommend that shareholders vote in favour of the proposed Special Resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the proposed Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 1400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 4th day of August, 2009.

APPROVED BY THE BOARD OF DIRECTORS

 "David G. Watkinson"
David G. Watkinson
President & COO

Schedule "A"

BOARD OF DIRECTORS MANDATE

(1)

Board’s Purpose

The duties and responsibilities of directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the board of directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

directors are accountable to the shareholders of the Company.

(2)

Board’s Mandate

The board of director s shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The board also meets to:  plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

(3)

Composition

To the extent applicable, the board of directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular director is a "related director" or an "unrelated director", the board of directors shall examine the factual circumstances of each director and consider them in the context of factors considered to be relevant.

Under the Exchange Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view

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to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the Exchange Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.  The board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4)

Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company’s CGCC and Audit Committees are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company’s expense.

(5)

Specific Responsibilities and Duties

The board’s mandate includes the following duties and responsibilities:

(a)

Reviewing and approving any proposed changes to the Company’s memorandum or articles.

(b)

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

(c)

Approving payment of distributions to shareholders.

(d)

Approving any offerings, issuances or repurchases of share capital or other securities.

(e)

Approving the establishment of credit facilities and any other long-term commitments.

(f)

Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

(g)

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

(h)

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

(i)

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

(j)

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

(k)

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

(l)

Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

(m)

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

(n)

Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

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(o)

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

(p)

Arranging formal orientation programs for new directors, where appropriate.

(6)

Directors’ Remuneration and Expenses

The directors’ remuneration is fixed by the Board upon the recommendation of the CGCC.  The directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as directors.

(7)

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(a)

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any director may call a meeting of the Board at any time.

(b)

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where applicable legislation requires such purpose or business to be specified.

(c)

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

(d)

Chairman

The Chairman of the board and the Lead Director, if any, shall be elected annually at the first meeting of the directors following the shareholders meeting.

(e)

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

(f)

Order of Business

The board shall endeavour to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

(g)

Board meetings shall normally proceed as follows:

•

Review and approval of the minutes of the preceding meeting;

--

•

Business arising from the previous minutes;

•

Reports of committees;

•

President’s report, financial and operational reports;

•

Other business;

•

Setting the date and time of the next meeting; and

•

Adjournment

(h)

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

(8)

Lead Director

The board may designate an outside, unrelated director to serve as "Lead Director" with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

This board of directors Mandate was adopted by the board of directors of Emgold Mining Corporation effective September 1, 2005.

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MANDATE OF THE LEAD DIRECTOR

(1)

The board may designate an outside, unrelated director to serve as "Lead Director" with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

(2)

Specific Role and Responsibility:

(a)

Ensure that the Board works as a cohesive team under his/her leadership and that Board meetings are conducted in such a manner that facilitates the exchange of constructive and objective points of view, and encourages all directors to participate in such a way that is conducive to good decision-making.

(b)

Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

(c)

Reviews the Board meeting agendas to ensure that matters are brought up in a timely fashion, and that they are documented in a manner that allows the making of well informed decisions and provide input to the Chairman on the preparation of agendas for Board and committee meetings.

(d)

Ensure that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees, and individual directors on a regular basis.  Consult with the Chairman and the Board on the effectiveness of Board Committees.

(e)

Ensure delegated committee functions are carried out and reported to the Board.

(f)

Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

(g)

Chair Board meetings when appropriate or when the Chairman is not in attendance.

(h)

Communicate to management, as appropriate, the results of private discussions among outside directors and ensure that the expectations of the Board towards management and those of management towards the Board are clearly expressed in a respectful and constructive manner.

(i)

Oversee the evaluation of the performance of the President and CEO, the CFO and other senior executives or officers, and assume the responsibility of executing a potential decision of the Board to dismiss the President and CEO.

(j)

Oversee the Board’s obligation to discharge all its fiduciary obligations and that the Company implements its code of ethics.

This Mandate of the Lead Director was ratified and approved by the board of directors of Emgold Mining Corporation effective September 1, 2005.